UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

	By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: February 25, 2009

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

VanceInfo Reports Strong Growth in Fourth Quarter and Full Year 2008 Results

and Announces Share Repurchase Plan

Beijing, February 24, 2009 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter and Full Year 2008 Financial and Operating Highlights

•	Net revenues for the fourth quarter 2008 increased to $30.1 million, up 56.1% from the fourth quarter of 2007.

•

Net income for the fourth quarter 2008 was $5.2 million, up 67.7% from the fourth quarter of 2007. Non-GAAP net income, which excludes share-based compensation expense, was $5.6 million, compared to $3.4 million a year ago. Diluted earnings per share (“EPS”) and non-GAAP diluted EPS for the quarter were $0.13 and $0.14, respectively.

•	Net revenues for the full year 2008 were $102.7 million, up 63.7% from 2007.

•	Gross margin for the full year 2008 remained stable at 38.7%, compared to 38.5% in 2007. Operating margin was 14.3% in 2008, compared to 14.1% in 2007.

•

Net income for full year 2008 was $16.2 million, up 69.0% from 2007. Non-GAAP net income, which excludes share-based compensation expense, was $17.6 million, up 66.2% from the previous year. Diluted EPS and non-GAAP diluted EPS for 2008 were $0.40 and $0.43, respectively.

•	Employees totaled 5,457, including 4,841 billable professionals, as of December 31, 2008.

“We are very pleased to deliver these strong quarterly and full year results to our investors in this increasingly challenging economic environment,” said Mr. Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “With prudent expansion strategy and solid execution, VanceInfo continued to exceed expectations in the fourth quarter and throughout 2008 despite the turbulence in the global economy. Looking forward, we see continued demand and rising interest in our services from both Chinese companies and multinationals seeking cost effective solutions and geographic diversification. On the supply side, we see an ever growing talent pool, including many western educated returnees, with all levels of experience and expertise, ready to take on the most sophisticated R&D and IT projects in the world. The Chinese government has also solidified its support to the outsourcing industry, providing various incentives to foster the offshore outsourcing sector. We believe these favorable factors will help mitigate the impact of a weak global economic environment and support our relatively strong growth in 2009.”

Fourth Quarter 2008 Financial Results

Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the fourth quarter of 2008 and the fourth quarter of 2007 as in the following paragraphs.

Net Revenues

Net revenues in the fourth quarter of 2008 increased to $30.1 million, up 56.1% from $19.3 million in the fourth quarter of 2007. The increase was primarily due to strong growth from domestic clients and stable revenue streams from key multinational accounts.

Net Revenues by Service Lines

VanceInfo’s business includes two broad sets of services, R&D Outsourcing Services (“RDS”), which include research & development services and globalization & localization, and IT Outsourcing Services (“ITS”), which include the remaining three service lines in the table below. Net revenues from RDS were $19.1 million for the fourth quarter of 2008, up 66.6% from the year-ago period and accounted for 63.6% of the Company’s net revenues. The remarkable growth came from healthy increase of business from major technology clients as well as significant contribution from customers in the telecommunications industry. Net revenues from ITS were $11.0 million in the fourth quarter, up 40.6% from the same period in 2007 and accounted for 36.4% of the business.

	Three Months Ended December 31, 2008		Three Months Ended December 31, 2007
	(US dollars in thousands, except percentages)
Research & development services	$18,019	59.9%	$10,524	54.6%
Globalization & localization	1,096	3.7%	950	4.9%
Enterprise solutions	3,845	12.8%	3,138	16.3%
Application development & maintenance	5,029	16.7%	3,351	17.4%
Quality assurance & testing	2,085	6.9%	1,304	6.8%
Total net revenues	$30,074	100.0%	$19,267	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, net revenues from the United States accounted for 50.2% of the total in the fourth quarter of 2008, followed by 26.4% from China, 16.5% from Europe and 6.7% from Japan. Contribution from China headquartered clients has been rising momentously through 2008, as VanceInfo expanded business with existing key accounts and secured quality new clients as a result of the Company’s enhanced capabilities and brand recognition.

Measuring the revenues by geographic markets based on the location of contract signing entities, China accounted for 70.8% of net revenues in the fourth quarter 2008, while the United States and Japan accounted for 18.9% and 7.0%, respectively. This supplemental analysis presents an additional measure for assessing the Company’s geographic participation and highlights its exposure to the relatively healthy Chinese market.

Largest Clients

The total revenues from the Company’s five largest clients accounted for 56.0% of the Company’s net revenues in the fourth quarter of 2008, compared to 49.1% in the fourth quarter of 2007. Two of the top five accounts grew significantly in the second half of 2008 as a result of expanded client relationship during the period.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2008 was $11.5 million, an increase of 55.2% year over year. Gross margin maintained at 38.3%, compared to 38.6% in the fourth quarter of 2007.

Operating Income and Operating Margin

Operating income in the fourth quarter of 2008 was $4.1 million, up 53.4% from $2.7 million in the fourth quarter 2007. Operating margin maintained at 13.7% in the fourth quarter of 2008, compared to 13.9% in the year-ago period.

Provision for Income Taxes

For the first three quarters of 2008, the Company applied a 12.5% income tax rate for its main Chinese operating entity assuming the entity did not qualify as a High and New Technology Enterprise (“HNTE”) due to uncertainties under the new PRC tax laws. In the fourth quarter, the entity was reaffirmed of the HNTE status. Accordingly, the entity has used the reduced applicable tax rate of 7.5% in the calculation of current and deferred tax balances for years 2008 to 2010. As a result, the Company recorded an income tax reversal of approximately $0.7 million in the fourth quarter of 2008.

Net Income and EPS

Net income in the fourth quarter of 2008 was $5.2 million, up 67.7% from $3.1 million in the fourth quarter of 2007. Net margin was 17.4% in the fourth quarter of 2008, up from 16.2% in the fourth quarter of 2007. Non-GAAP net income, which excludes share-based compensation expense, was $5.6 million, up 63.9% from $3.4 million a year ago. Non-GAAP net margin was 18.5%, up from 17.7% in the prior year period.

Diluted EPS was $0.13, and non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.14 in the fourth quarter of 2008.

The non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “About Non-GAAP Financial Measures.”

Full Year 2008 Financial Results

Net Revenues

Net revenues for the year 2008 were $102.7 million, up 63.7% from $62.7 million in 2007. The increase was driven primarily by strong organic growth from further penetration and cross selling into key clients and the addition of quality new customers.

Net Revenues by Service Lines

Net revenues generated from RDS in 2008 were $65.1 million, up 63.1% compared with 2007 and accounted for 63.4% of the Company’s net revenues for the year. Net revenues from ITS grew 64.8% compared with 2007, as the Company expanded its service offerings and moved aggressively into new accounts, particularly China-based clients, during the year.

Largest Clients

Net revenues from the five largest clients accounted for 53.8% of the Company’s net revenues in 2008, compared to 53.7% in 2007.

Gross Profit and Gross Margin

Gross profit for the full year 2008 was $39.8 million, an increase of 64.5% from 2007. Gross margin was 38.7% in 2008, compared to 38.5% in 2007.

Operating Income and Operating Margin

Operating income in 2008 was $14.7 million, up 66.2% from $8.9 million for the year 2007. Operating margin maintained at 14.3% in 2008, compared to 14.1% in 2007.

Provision for Income Taxes

For the full year 2008, the Company incurred income tax expenses of $1.3 million with an effective tax rate of approximately 7.5%. Excluding a $0.2 million reversal of prior year income tax provision due to the Company’s newly obtained preferential tax status, the effective tax rate for 2008 would have been 8.9%.

Net Income and EPS

Net income for the full year 2008 was $16.2 million, up 69.0% from $9.6 million in 2007. Net margin was 15.8% in 2008, an improvement of 50 basis points from 15.3% in 2007. Non-GAAP net income, which excludes share-based compensation expense, was $17.6 million, up from $10.6 million in 2007. Non-GAAP net margin for the full year 2008 was 17.1%, compared with 16.8% in 2007. Diluted EPS was $0.40, and non-GAAP diluted EPS, which excludes share-based compensation expenses, was $0.43 for the full year 2008.

Recent Developments

Acquisition of Professional Team in Support of Huawei

On January 1, 2009, VanceInfo acquired a team of engineers from Guangzhou Kernel Technology Limited. (“Kernel”), a small China-based supplier providing customized application development services to Huawei Technologies in the areas of Business Support Systems (“BSS”), Operation Support Systems (“OSS”), Business Intelligence and Color Ring Back Tone Platform. Over 150 IT professionals from Kernel’s offices in Guangzhou, Shenzhen and Nanjing joined the Company in connection with the transaction. The acquisition further strengthens VanceInfo’s relationship with Huawei, which is consolidating service providers in an effort to achieve higher efficiency and service quality. VanceInfo will leverage Kernel’s team to launch its Guangzhou office to expand its service coverage in southern China. The acquisition consideration is not material to VanceInfo.

Huawei Technologies is a leader in the next generation telecommunications networks. In March 2008, Huawei Software ranked VanceInfo as its Number One vendor for R&D services.

Share Repurchase Plan

On February 21, 2009, the Company’s Board of Directors approved a share repurchase program authorizing the Company to acquire up to $10 million worth of the Company’s outstanding American Depositary Shares (“ADSs”) within the next 12 months. The repurchases will be made from time to time at management’s discretion in the open market or in negotiated transactions in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, subject to market conditions, the trading price of the ADSs and other factors. VanceInfo’s management expects to implement the share repurchase plan in a manner consistent with the market conditions and the best interest of the Company and its shareholders.

Outlook for the First Quarter and Full Year 2009

Based on current global economic weakness and uncertain outlook, the Company now expects:

•	First quarter 2009 net revenues to be between $27.5 million and $28.5 million, representing a 34% to 39% increase from the corresponding period in 2008.

•

First quarter 2009 diluted EPS to be between $0.08 and $0.09 on a GAAP basis, and non-GAAP diluted EPS excluding share-based compensation to be between $0.09 and $0.10, based on 40.3 million total ADS-equivalent average shares outstanding.

•	The first quarter guidance reflects strong seasonality effect from the extended Chinese New Year holiday as the Company’s revenue contribution from China increased significantly during the past year.

•	2009 net revenues to be at least $123 million, up at least 20% from 2008.

•	2009 diluted EPS to be at least $0.46 on a GAAP basis, and at least $0.49 on a non-GAAP basis, based on 40.6 million total ADS-equivalent average shares outstanding.

•	The EPS outlook assumes an effective income tax rate between 8% and 10%.

“We recognize the challenges of providing a credible guidance in light of the unprecedented uncertainties we all face today,” Mr. Chris Chen commented, “Through dialogues with our existing and potential customers, we continue to see signs of a profound shift toward China-based outsourcing, driven by globalization, diversification and cost optimization initiatives. Nevertheless, we have eliminated substantially all potential upside from our guidance that we feel is without clear visibility. Should the macro economic environment stabilize later this year, we believe that VanceInfo is among the best positioned to capture this remarkable trend and resume a faster pace of growth than the current guidance. The newly approved share repurchase program is reflective of our confidence, and we believe it is in the best interest of VanceInfo and its shareholders in this highly volatile market environment.”

Conference Call

VanceInfo will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on Tuesday, February 24, 2009 (9:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number: +1 800-901-5231

•	International Dial-in Number: +1 617-786-2961

•	Hong Kong Dial-in Number: +852 3002-1672

Passcode: VanceInfo

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until March 3, 2009 at +1 888-286-8010 or +1 617-801-6888; Passcode: 19165372

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2007 revenues, according to International Data Corporation.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the First Quarter and Full Year 2009” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this news release and in the attachments is as of February 24, 2009, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the

Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that we can reasonably predict.

VanceInfo Technologies Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands)

	December 31 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$79,963	$76,835
Term deposit	1,466	1,371
Accounts receivable	36,827	24,708
Other current assets	3,369	5,879

Total current assets	121,625	108,793
Property and equipment, net	11,260	7,999
Goodwill and other intangible assets	19,445	11,701
Other long-term assets	2,871	583

Total assets	$155,201	$129,076

Liabilities, minority interest, and shareholders’ equity
Current liabilities	$23,339	$17,114
Other liabilities	1,886	954

Total liabilities	25,225	18,068
Minority interest	—	630
Shareholders’ equity (a)	129,976	110,378

Total liabilities, minority interest, and shareholders’ equity	$155,201	$129,076

Note:

(a)	As of December 31, 2008, there were 37,336,575 ordinary shares issued and outstanding.

VanceInfo Technologies Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except per share data)

	Three months ended December 31,		Years ended December 31,
	2008	2007	2008	2007

Net revenues	$30,074	$19,267	$102,663	$62,714
Cost of revenues (1)	18,549	11,839	62,911	38,544

Gross profit	11,525	7,428	39,752	24,170

Selling and marketing expenses (1)	1,152	905	4,280	2,342
General and administrative expenses (1)	6,416	4,564	21,625	13,838
Other operating income	155	721	858	860

Income from operations	4,112	2,680	14,705	8,850

Interest income	334	386	2,028	1,032
Interest expenses	2	27	69	47
Foreign currency exchange gains	441	185	703	317
Change in fair value of warrants	—	—	—	357

Income before income taxes, earnings in equity investment and minority interest	4,885	3,224	17,367	9,795
Provision for income taxes	(318)	143	1,298	174

Income before earnings in equity investment and minority interest	5,203	3,081	16,069	9,621
Minority interest	—	33	84	(52)
Earnings in equity investment	20	—	20	—

Net income	$5,223	$3,114	$16,173	$9,569

Earnings per share
Basic - ordinary shares	$0.14	$0.08	$0.43	$0.22
Basic - Series A convertible redeemable preferred shares	N/A	0.12	N/A	0.40
Basic - Series B-1 convertible redeemable preferred shares	N/A	0.12	N/A	0.40
Basic - Series B-2 convertible redeemable preferred shares	N/A	0.16	N/A	0.51
Basic - Series B-3 convertible redeemable preferred shares	N/A	0.08	N/A	0.22
Diluted - ordinary shares	0.13	0.07	0.40	0.19

Weighted average shares outstanding (in thousands)
Basic - ordinary shares	37,315	15,254	37,276	11,426
Basic - Series A convertible redeemable preferred shares	N/A	5,980	N/A	6,860
Basic - Series B-1 convertible redeemable preferred shares	N/A	2,503	N/A	2,867
Basic - Series B-2 convertible redeemable preferred shares	N/A	5,340	N/A	6,118
Basic - Series B-3 convertible redeemable preferred shares	N/A	308	N/A	78
Diluted - ordinary shares	40,238	18,266	40,680	13,446

Note:

(1)	Depreciation and amortization expenses totaled $1,138 and $746 for the three months ended December 31, 2008 and 2007, respectively, and $3,917 and $2,474 for the years ended December 31, 2008 and 2007, respectively.

VanceInfo Technologies Inc.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three Months Ended December 31, 2008					Three Months Ended December 31, 2007
	GAAP	Adjustments			Non-GAAP	GAAP	Adjustments			Non-GAAP
Net income	$5,223	$351	(a	)	$5,574	$3,114	$287	(c	)	$3,401
Net margin	17.4%	1.1%	(a	)	18.5%	16.2%	1.5%	(c	)	17.7%
Average shares (e)	40,238	—			40,238	18,266	15,466			33,732
Diluted EPS	$0.13	$0.01	(f	)	$0.14	$0.07	$0.03	(f	)	$0.10

	Twelve Months Ended December 31, 2008					Twelve Months Ended December 31, 2007
	GAAP	Adjustments			Non-GAAP	GAAP	Adjustments			Non-GAAP

Net income	$16,173	$1,391	(b	)	$17,564	$9,569	$996	(d	)	$10,565
Net margin	15.8%	1.3%	(b	)	17.1%	15.3%	1.5%	(d	)	16.8%
Average shares (e)	40,680	—			40,680	13,446	17,453			30,899
Diluted EPS	$0.40	$0.03	(f	)	$0.43	$0.19	$0.15	(f	)	$0.34

Notes:

(a)	Adjustment to exclude share-based compensation of $351 from operations of which $76 was reported in cost of revenues, $39 was reported in selling and marketing expenses and $236 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude share-based compensation of $1,391 from operations of which $265 was reported in cost of revenues, $176 was reported in selling and marketing expenses and $950 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(c)	Adjustment to exclude share-based compensation of $287 from operations of which $43 was reported in cost of revenues, $39 was reported in selling and marketing expenses and $205 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(d)	Adjustment to exclude share-based compensation of $996 from operations of which $111 was reported in cost of revenues, $76 was reported in selling and marketing expenses and $809 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(e)	Represent weighted average number of dilutive ordinary shares outstanding
(f)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income by the weighted average number of dilutive ordinary shares outstanding for the respective periods plus the number of ordinary shares resulting from the assumed conversion of the Series A, B-1, B-2 and B-3 convertible redeemable preferred shares as of the beginning of the prior year period.

VanceInfo Technologies Inc.

Reconciliations of Forward-Looking Guidance for

Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended March 31, 2009						Twelve Months Ended December 31, 2009
	GAAP Range of Estimate		Adjustments		Non-GAAP Range of Estimate		GAAP	Adjustments		Non-GAAP
	From	To			From	To
Diluted EPS(A)	$0.08	$0.09	$0.01	(B)	$0.09	$0.10	$0.46	$0.03	(B)	$0.49

(A)	Based on 40.3 million and 40.6 million total ADS-equivalent average shares outstanding for the first quarter and full year 2009, respectively.
(B)	Reflects estimated adjustment for share-based compensation expense of approximately $0.3 million for the first quarter 2009 and $1.3 million for the full year 2009.

For further information, please contact:

Melissa Ning

Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com